UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02020260

February 26, 2002

NO ACT
P.E 12-26-2
1934 1-00041

Act 1934
Section
Rule 14A-8
Public Availability 2/26/2002

Scott R. Haber
Latham & Watkins
505 Montgomery St.
Suite 1900
San Francisco, CA 94111-2562

Re: Safeway Inc.
Incoming letter dated December 26, 2001

Dear Mr. Haber:

This is in response to your letters dated December 26, 2001 and January 7, 2002 concerning the shareholder proposal submitted to Safeway by United Association S&P 500 Index Fund. We have also received a letter from the proponent dated January 28, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Russell C. Burk
Secretary
Financial Investors Trust
370 Seventeenth St.
Suite 3100
Denver, CO 80202-5627

BOSTON
CHICAGO
FRANKFURT
HAMBURG
HONG KONG
LONDON
LOS ANGELES
MOSCOW
NEW JERSEY

Latham & Watkins
ATTORNEYS AT LAW
WWW.LW.COM

NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
PARIS
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

OFFICE OF CHIEF COUNSEL CORPORATION FINANCE
01 DEC 27 AM 10: 21

December 26, 2001

FILE NO. 01 4029-0345

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of United Association S&P 500 Index Fund for Inclusion in Safeway Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

Safeway Inc., a Delaware corporation (the "Company"), has received a stockholder proposal and supporting statement (the "Proposal") submitted by the United Association S&P 500 Index Fund (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (the "Proxy Materials"). On behalf of the Company, I write to inform you that the Company intends to omit the Proposal from the Proxy Materials and to request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action if the Company does so.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are: (1) one original and five copies of this letter, which includes a statement of the reasons why the Company believes it may exclude the Proposal; and (2) six copies of the letter from the Proponent dated November 28, 2001 submitting the Proposal (Attachment A). A copy of this letter is also being sent to the Proponent to notify it that Safeway intends to omit the Proposal from the Proxy Materials.

The Proposal And Bases For Omission

The Proposal requests that the board of directors of the Company (the "Board") adopt a policy that the public accounting firm retained to be the Company's independent accountant will only provide audit services to the Company and not provide any other services.

The Proposal dictates a criterion or qualification that the Board must use in selecting an audit firm. If implemented, the Proposal would prevent the Board from selecting the audit firm which it believes would best serve the interests of the Company and its stockholders and, thus, would interfere with the conduct of the Company's ordinary business operations. Moreover, we believe that the Proposal concerns a subject matter —namely the selection of the Company's auditors — that is not a proper subject for stockholder action under the laws of the State of Delaware. Finally, the Proposal directly contradicts the Company's own proposal to be submitted to the stockholders at the Company's 2002 Annual Meeting and is moot because the Company has already substantially implemented the Proposal.

1. The Proposal Concerns a Matter Dealing With the Company's Ordinary Business Operations and May Be Excluded Under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a company may exclude a stockholder proposal from its proxy material if the proposal deals with a matter relating to the company's ordinary business operations. The Proposal mandates that the independent auditor selected by the Company for audit services shall not also provide other, non-audit related services for the Company. In a line of no-action letters, the Staff has consistently taken the position that stockholder proposals relating to the selection of a company's independent auditors may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). See e.g. Community Bancshares, Inc. (avail. March 15, 1999); Excalibur Technology Corporation (avail. May 4, 1998); Occidental Petroleum Corporation (avail. December 11, 1997); Occidental Petroleum Corporation (avail. January 22, 1997); Transamerica Corporation (avail. March 8, 1996); LTV Corporation (avail. December 30, 1996); Occidental Petroleum (avail. December 28, 1995); BankAmerica Corporation (avail. December 15, 1995); LTV Corporation (avail. November 22, 1995); Texaco Inc. (avail. August 23, 1993); Pacific Gas and Electric Company (avail. January 26, 1993); Southern New England Telecommunications Company (avail. February 11, 1991); Pacific Gas and Electric (avail. January 18, 1991); Monsanto Company (avail. January 17, 1989); Long Island Lighting Company (avail. January 20, 1986); Pacific Lighting Corporation (avail. January 16, 1986); ITT Corporation (avail. January 10, 1986); Northeast Utilities (avail. February 20, 1976). As recently as the 2001 proxy season, the Staff reaffirmed its longstanding position that stockholder proposals dealing with the selection of a company's independent auditors may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(7) because such proposals relate to the company's ordinary business operations. SONICblue Incorporated (avail. March 23, 2001).

In SONICblue, a stockholder submitted a proposal mandating that the company's auditor be selected annually by stockholder vote. The stockholder argued that because the Commission had recently revised its Auditor Independence Requirements (Release No. 33-7919 (November 21, 2000)), the selection of SONICblue's auditor was not an ordinary business matter entirely within the discretion of the company's management. The Staff, however, concurred in SONICblue's opinion that the proposal could be excluded from SONICblue's proxy materials under Rule 14a-8(i)(7) "as relating to SONICblue's ordinary business operations (i.e., the method of selecting independent auditors)."

Moreover, the Staff has consistently taken the position that the selection of a company's auditors is a matter relating to the company's ordinary business operations, particularly where, as is the case with the Proposal, the stockholders are attempting to dictate the criteria or qualifications that the board of directors must use to select the company's auditors. For example, in Community Bancshares (avail. March 15, 1999), a stockholder requested an amendment to the company's bylaws requiring the company's auditors to be a regional or national accounting firm. The Staff concurred with the company's opinion that the proposal could be excluded under Rule 14a-8(i)(7) because it related to the company's ordinary business operations, namely "the selection and qualification of auditors."

Similarly, in LTV Corporation (avail. November 22, 1995), the Staff concurred in the company's position that a stockholder proposal could be excluded as relating to the company's ordinary business operations. There, the proponent requested that the board require that any firm selected as the company's independent auditors provide a surety against certain kinds of liability in an amount equal to at least ten percent of the company's capital stock. The Staff agreed with the company that the proposal could be omitted, stating: "[T]he proposal involves the criteria to be used in selecting the Company's independent auditors . . . [and] may be omitted from the Company's proxy material under Rule 14a-8(c)(7)[1], since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the determination of criteria for the selection of independent auditors)."

In Northeast Utilities (avail. February 20, 1976), the Staff also took a no-action position with respect to a registrant's decision to omit a stockholder's proposal that imposed substantive criteria by which the company should choose its outside auditor. The proponent requested that management require an affirmative action plan from the company's outside attorneys, auditors and transfer agent as a prerequisite to doing business with the company, and that the affirmative action plan equal or exceed the goals of the company's affirmative action plan. In its no-action letter, the Staff stated:

> [I]t is our view that . . . [the predecessor rule to Rule 14a-8(i)(7),] Rule 14a-8(c)(5)[,] may be relied upon for the omission of this proposal. That rule allows the omission of a proposal if it "consists of a recommendation or request that the management take an action with respect to a matter relating to the conduct of the ordinary business operations of the [company]." This proposal . . . requests management to take action with respect to a matter (viz., the *procedures to be followed and the criteria to be used in selecting* outside counsel, *the independent auditor* and the transfer agent) that seems to be an integral part of its conduct of the company's ordinary business operations. That is, the management,

[1] Rule 14a-8(c) was the predecessor rule to Rule 14a-8(i).

> as a part of its conduct of the company's day-to-day business operations, establishes standards, qualifications and procedures to be utilized in selecting an independent auditor for stockholder ratification, and in employing outside counsel and the transfer agent.

See also, Monsanto Company (avail. January 17, 1989) (allowing exclusion of proposal that the company's independent auditors be selected from among the "Big Eight" based on competitive bidding); and Pacific Lighting Corporation (avail. January 16, 1986) (allowing exclusion of proposal that company choose accounting firm from at least three firms through a process of competitive bidding in which cost is the primary consideration).

Here, the Proposal seeks to impose a substantive criterion that constrains the Board's choice of auditors for the Company. It is no different than the stockholder proposals in Community Bancshares, LTV Corporation, or Northeast Utilities, in each of which the Staff stated the proposal could be excluded under Rule 14a-8(i)(7) because each related to the ordinary business operations of the company.

The selection of an outside auditor is an ordinary business matter for the management and the board of directors of a company. In the past two years, the Commission proposed for comment and adopted new rules pertaining to auditor independence and disclosure of audit and non-audit services in proxy statements. See Release Nos. 33-7919 (November 21, 2000) and 33-7870 (June 30, 2000). In addition, the exchanges and the Nasdaq proposed and adopted new requirements for audit committees. See Release Nos. 34-42232 (December 14, 1999), 34-42233 (December 14, 1999), 34-42231 (December 14, 1999) and 34-41982 (October 6, 1999). While recognizing the auditor's role in investor protection and the need for auditor independence, none of the new rules required what the Proposal, if adopted, would require of the Company. Moreover the Commission stated repeatedly in the proposing and adopting releases how important the steps being taken by the Commission, the exchanges and Nasdaq were for investor protection. However, none of the rulemaking authorities permitted or even proposed that the stockholders themselves should decide what the criteria should be for an outside auditor of a public company. Each rulemaking, whether by the Commission, an exchange or Nasdaq, assumed the decision of auditor selection was to be made by the company's management and its board of directors as part of its ordinary course of business.

There are factors the Board, based on the recommendation of the Audit Committee, would consider in selecting or determining whether to change its auditors. There are significant reasons why the Board could conclude that it is in the best interest of the Company and its stockholders for the accounting firm retained by the Company to provide audit services also provide other, non-audit services. The Company's current and longtime independent auditor is Deloitte & Touche LLP ("Deloitte"). Deloitte also provides a number of non-audit services for the Company. Deloitte has vast experience in the retail grocery industry — experience which benefits the Company and its stockholders, whether Deloitte is providing audit or non-audit services for the Company. Requiring the Company to hire a new accounting firm to perform the Company's audit, or alternatively, to perform the non-audit services that Deloitte performs, would impose significant additional costs on the Company. It would consume time and expense for a new accounting firm to acquaint itself with the Company's operations, systems and personnel and it would prevent the Company from realizing efficiencies from using the same firm to provide audit and non-audit services. Evaluating these factors, among many other substantive qualifications and criteria, in selecting or retaining auditors of the Company is within the purview of the Board's responsibility for the management of the affairs of the Company, and thus, part of the Company's ordinary business operations.

2. The Proposal Concerns a Matter That, Under Delaware Law, Is Not a Proper Subject For Stockholder Action and May Be Excluded Under Rule 14a-8(i)(1).

Under Rule 14a-8(i)(1), a company may exclude a stockholder proposal if the proposal concerns a subject that is not a proper subject for stockholder action under the laws of the company's state of incorporation. The Company's state of incorporation is Delaware. In Delaware, the matter of selection of corporate auditors is exclusively within the scope and authority of the board of directors and officers of a corporation.[2]

As a Delaware corporation, the power to select, appoint, retain, or replace the Company's accounting firm is a corporate power that is vested in the Company's Board. No provision in the Company's bylaws or its Certificate of Incorporation limits this power or vests the power in the Company's stockholders. As the Proposal deals with a matter that is within the exclusive power of the Company's board under state law, it is therefore excludable under Rule 14a-8(i)(1).

The Staff has concurred that where the power and authority to select a company's auditors is vested solely in a company's board of directors under state law, a shareholder proposal dealing with this subject may be excluded. In Pay Less Drug Stores (avail. April 11,

---

[2] Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides: "the business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Further, Section 122 of the DGCL provides that the corporation may appoint officers and agents as the company's business dictates: "every corporation . . . shall have the power to . . . (5) [a]ppoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation."

1975), the proponent submitted a proposal requesting to nominate a specific accounting firm as Pay Less Drug Store's auditor. The Staff took a no-action position with respect to the company's decision to omit the proposal from its proxy materials stating: "the subject nomination may be omitted from the company's proxy material under Rule 14a-8(c)(1), since the power and authority to nominate auditors would appear to reside solely in the company's board of directors under the provisions of the California Corporations Code cited above."

In Pay Less Drug Stores, the proponent attempted to usurp the exclusive power and authority of the board of directors to select the company's auditors by directly nominating a specific auditor. Here, the Proponent is seeking to encroach upon the exclusive power of the Board in a more indirect, but equally improper manner. Like the proposal in Pay Less Drug Stores, the Proposal goes to the nomination and selection of the Company's auditors. However, rather than proposing an opposition candidate for auditor, the Proposal prevents the board from selecting its choice of auditors, in this case, Deloitte. Absent a provision in the DGCL, the Company's Bylaws or its Certificate of Incorporation, the Board holds the exclusive power to select independent auditors. Because the Proposal interferes with this exclusive power of the Board under state law, it may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(1). See Community Bancshares, Inc. (avail. March 15, 1999) (allowing exclusion of proposal to establish a stockholder committee authorized to expend corporate funds because, under Delaware state law, the board of directors has the exclusive authority to direct the expenditure of corporate funds).

3. The Proposal Conflicts With the Company's Proposal to Ratify the Board of Directors' Selection of Independent Auditors at the 2002 Annual Meeting and May Be Excluded From the Proxy Materials Under Rule 14a-8(i)(9).

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials if the proposal is counter to a proposal to be submitted by the company at the stockholders' meeting. The purpose of this exclusion is to prevent abuses of the stockholder proposal process, see Release No. 33-19135, at n. 29 (October 14, 1982), by holders who are in substance seeking to oppose a proposal submitted by the company by using the company's own proxy and proxy statement, and to prevent confusion resulting from the adoption of two proposals covering the same subject matter which could lead to inconsistent results.

Consistent with its established practice, the Company plans to submit to its stockholders at the 2002 Annual Meeting a proposal to ratify the Board's selection of the independent auditors which have been recommended by the Audit Committee. Specifically, the Company plans to request stockholder ratification of the Company's selection of Deloitte as its auditors. As stated above, in addition to providing audit services, Deloitte provides a number of non-audit services, which the Board has authorized as in the best interests of the Company. As required by Rule 2-01 of Regulation S-X and Item 9 of Schedule 14A of the Exchange Act, there will be disclosure in the Proxy Materials of the amounts paid to Deloitte in 2001 for audit and non-audit services.

The Proposal would require the Board to adopt a policy that "in the future" the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and be forbidden from providing non-audit services to the Company. Accordingly, if the selection of Deloitte as the Company's independent auditors were ratified by the stockholders at the 2002 Annual Meeting at the same time the stockholders adopted the Proposal, it is unclear that Deloitte could serve as the Company's independent auditor in 2002. On the one hand, the stockholders would have clearly ratified the choice of Deloitte as the auditors. On the other hand, the stockholders would have a adopted a Proposal that was inconsistent with that choice and may very well mandate the immediate termination of Deloitte for the year 2002. Thus the Proposal and the Company's own proposal regarding independent auditors, if both adopted, would end in an inconsistent and inconclusive mandate from the Company's stockholders.

The Staff has agreed that this is exactly the kind of inconsistency that Rule 14a-8(i)(9) is intended to prevent. In B.F. Saul Real Estate Investment Trust (avail. November 24, 1981), the trust sought no-action relief from the Staff to exclude a shareholder proposal from its proxy materials that required the company to select a public accounting firm that was fully independent of the Saul family. In the same proxy materials, the trust planned to submit a proposal to its shareholders for the ratification of Stoy, Malone & Company as the trust's auditors, and notified the Staff of its intent to properly exclude the proponent's proposal because it was in opposition to the trust's proposal. The Staff agreed, stating, in relevant part, that:

> . . . you point out that the management will be submitting to the shareholders for their ratification the selection of Stoy, Malone & Company as the Trust's auditors. To the extent that the Proponent's resolution would call for the election of a different auditing firm at the forthcoming annual meeting, it would appear that the proposal would be in contradiction to the proposal to be submitted by management, and a favorable vote on both proposals would result in an inconsistent and inconclusive mandate from the shareholders.

See also General Electric Company (avail. December 28, 1995) (allowing the exclusion a of proposal to replace KPMG with another auditing firm, where the company planned to submit its proposal to reappoint KPMG to shareholders for ratification, because "the two proposals present alternative and complementary decisions for shareholders and . . . presenting both to a vote could provide inconsistent and ambiguous results").

As stated above, the Proposal is in essence, nothing more than an opposition to the Company's own proposal to have the stockholders ratify the selection of Deloitte as the Company's auditors, and is therefore excludable from the Proxy Materials on the grounds of Rule 14a-8(i)(9). We note that stockholders who oppose management proposals are required to use the procedures set forth elsewhere in the Exchange Act to solicit opposition. Stockholders may not circumvent those procedures and appropriate Rule 14a-8 for such purposes. While the Proponent is free to solicit proxies in opposition to the Company's proposal, the Proponent may not subvert the stockholder proposal process for this purpose.

4. The Company Has Already Substantially Implemented the Proposal and It Therefore May Be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) allows a company to omit proposals from its proxy materials that the company has already implemented. At bottom, the Proposal requests that the Company appoint auditors who are independent. The New York Stock Exchange requires a company to have an audit committee consisting of independent directors, which oversees the Company's independent auditors and recommends the selection of auditors to the board of directors. See New York Stock Exchange Policy 303.01. Policy 303.01 also requires each New York Stock Exchange-listed company to adopt a formal written audit committee charter which must specify, among other things, "that the outside auditor for the company is ultimately accountable to the Board of Directors and audit committee of the company, that the audit committee and Board of Directors have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditor (or to nominate the outside auditor to be proposed for shareholder approval in any proxy statement.)" The charter must also include guidelines as to the audit committee's responsibility for overseeing the independence of the outside auditors. Additionally, the Commission has also considered and addressed the issue of auditor independence in its amendments to Rule 2-01 of Regulation S-X and Item 9 of Schedule 14A of the Exchange Act. In those amendments, the Commission has addressed the issue of auditor independence by requiring certain disclosures, namely the amount of fees a company pays to its outside auditors for audit services and non-audit or other services.

The Company has an Audit Committee made up of independent directors. Each year the outside auditor reports on its independence to the Audit Committee in accordance with Independence Standard Board Rule No. 1. Each year the Board submits to the stockholders a proposal for the ratification of the Company's outside auditors as selected by the Board based on the recommendation of the Audit Committee. Additionally, the Company discloses the nature and amount of fees it pays to accounting firms in its proxy materials. The gravamen of the Proposal is that the Company should select an accounting firm that is independent to perform auditing services for the Company. By receiving the report from Deloitte pursuant to ISB No. 1 and by complying with both the New York Stock Exchange's policies and the Commission's rules with respect to auditor independence, the Company has substantially implemented the Proposal. As a result, the Proposal is moot and may be properly omitted from the Proxy Materials under Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, we respectfully request that the Staff not recommend to the Commission any enforcement action should the Company omit the Proposal from its Proxy Materials.

Safeway anticipates that drafts of the Proxy Materials will be sent to the printer on March 22, 2002. We would appreciate a response from the Staff as promptly as possible. If the Staff disagrees with our conclusions that the Proposal may be omitted from the Proxy Materials or requires additional information in support of our conclusions, we would appreciate the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call John Huber at (202) 637-2242, or the undersigned at (415) 395-8137.

Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter and returning it to us in the enclosed preaddressed, prepaid envelope. Thank you for your consideration.

Sincerely,

Scott R. Haber /DB

Scott R. Haber
of LATHAM & WATKINS

Enclosures

cc: Meredith S. Parry, Safeway Inc.
United Association's S&P 500 Index Fund

SF_DOCS\321716.3 [W97]

ATTACHMENT A

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

November 28, 2001

Meredith S. Parry, Secretary
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Fax Number: 925-467-3323

Re: Shareholder Proposal

Dear Madam:

As secretary of Financial Investors Trust, I hereby submit on behalf of the United Association S&P 500 Index Fund the enclosed shareholder proposal on independent accountants services for inclusion in the Safeway, Inc. proxy statement to be sent to the Company's stockholders in conjunction with the 2002 annual meeting.

Also, enclosed is a letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of stock in Safeway, Inc., for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate at a later date a representative to present the proposal at the 2002 annual meeting. Please call me with any questions.

Sincerely,

Russell C. Burk
Secretary

Enclosure

National City

National City Bank
Taft-Hartley Services
629 Euclid Avenue, 13th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

November 27, 2001

Meredith S. Perry, Secretary
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Re: Safeway Inc holding in UA S&P 500 Index Fund

Dear Ms. Perry:

As Custodian for the United Association's S&P 500 Index Fund, National City is reporting that as of close of business November 26, 2001 the Fund held 34,716.000 units of Safeway Inc. The Fund has held shares of Safeway Inc. since the first purchase of 6,243.000 units on March 2, 2000.

If at this time there are any other questions or concerns regarding this matter, please feel free to contact me at (216) 222-9587.

Sincerely,

Gary Cantrell
Vice President

RESOLVED: That the shareholders of Safeway request that the Board of Directors adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services.

SUPPORTING STATEMENT

The Securities and Exchange Commission passed new proxy statement rules that took effect February 5, 2001, which require companies to disclose how much they pay their accounting firms for audit services and non-audit services.

The results have been startling. According to a Wall Street Journal article of April 10, 2001: "The nation's biggest companies last year paid far more money than previously estimated to their independent accounting firms for services other than auditing, newly disclosed figures show, renewing questions about whether such fees create conflicts of interest for auditing firms....At issue: How objective can an accounting firm be in an audit when it is also making millions of dollars providing the client with other services."

That Wall Street Journal article reported that of the 307 S&P 500 companies it had surveyed, the average fees for non-audit services were nearly three times as big as the audit fees. The Company's 2001 proxy statement revealed that it had paid its independent auditor $1.43 million for audit work and $5.6 million for all other work.

When the SEC was seeking comments on its accountant disclosure rules, substantial institutional investors urged that auditors should not accept non-audit fees from companies. The California Public Employees' Retirement System's General Counsel, Kayla J. Gillan, wrote: "The SEC should consider simplifying its Proposal and drawing a bright-line test: no non-audit services to an audit client." TIAA-CREF's Chairman/CEO John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of the Company's shareholders if the Board of Directors adopts a policy that in the future any firm appointed to be the Company's independent accountants shall only provide audit services to the Company and not provide any other services.

LATHAM & WATKINS
ATTORNEYS AT LAW
505 MONTGOMERY STREET, SUITE 1900
SAN FRANCISCO, CALIFORNIA 94111-2562
TELEPHONE (415) 391-0600
FAX (415) 395-8095

PAUL R. WATKINS (1899 - 1973)
DANA LATHAM (1898 - 1974)

CHICAGO OFFICE
SEARS TOWER, SUITE 5800
CHICAGO, ILLINOIS 60606
PHONE (312) 876-7700, FAX 993-9767

HONG KONG OFFICE
20TH FLOOR
STANDARD CHARTERED BANK BUILDING
4 DES VOEUX ROAD CENTRAL, HONG KONG
PHONE +852-2522-7886, FAX 2522-7006

LONDON OFFICE
99 BISHOPSGATE, ELEVENTH FLOOR
LONDON EC2M 3XF ENGLAND
PHONE +44-20-7710-1000, FAX 7374-4460

LOS ANGELES OFFICE
633 WEST FIFTH STREET, SUITE 4000
LOS ANGELES, CALIFORNIA 90071-2007
PHONE (213) 485-1234, FAX 891-8763

MOSCOW OFFICE
ULITSA GASHEKA, 7, 9TH FLOOR
MOSCOW 123056, RUSSIA
PHONE +7-095 785-1234, FAX 785-1235

NEW JERSEY OFFICE
ONE NEWARK CENTER, 16TH FLOOR
NEWARK, NEW JERSEY 07101-3174
PHONE (973) 639-1234, FAX 639-7298

NEW YORK OFFICE
885 THIRD AVENUE, SUITE 1000
NEW YORK, NEW YORK 10022-4802
PHONE (212) 906-1200, FAX 751-4864

ORANGE COUNTY OFFICE
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CALIFORNIA 92626-1925
PHONE (714) 540-1235, FAX 755-8290

SAN DIEGO OFFICE
701 "B" STREET, SUITE 2100
SAN DIEGO, CALIFORNIA 92101-8197
PHONE (619) 236-1234, FAX 696-7419

SILICON VALLEY OFFICE
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
PHONE (650) 328-4600, FAX 463-2600

SINGAPORE OFFICE
80 RAFFLES PLACE, #14-20
UOB PLAZA 2, SINGAPORE 048624
PHONE +65-536-1161, FAX 536-1171

TOKYO OFFICE
KANEMATSU BUILDING, 5TH FLOOR
2-14-1 KYOBASHI, CHUO-KU
TOKYO 104-0031, JAPAN
PHONE +813-5524-1900, FAX 5524-1901

WASHINGTON, D.C. OFFICE
555 ELEVENTH STREET, N.W., SUITE 1000
WASHINGTON, D.C. 20004-1304
PHONE (202) 637-2200, FAX 637-2201

January 7, 2002

FILE NO. 014029-0345

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of United Association S&P 500 Index Fund for Inclusion in Safeway Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

On behalf of Safeway Inc., we are supplementing our letter, dated December 26, 2001, to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff not recommend any enforcement action if Safeway omits from its proxy statement and form of proxy ("Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") submitted by the United Association S&P 500 Index Fund (the "Proponent"). The Proposal requests that Safeway's board of directors adopt a policy that in the future the firm that is appointed to be Safeway's independent accountants will only provide audit services to Safeway and not provide any other services.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are one original and five copies of this letter. A copy of this letter is also being sent to the Proponent.

In a recently published no-action letter, *The Walt Disney Company* (avail. Dec. 18, 2001), the Staff was unable to concur that Disney may exclude, under Rule 14a-8(i)(7), a proposal which is identical to the Proposal. The Staff stated that "[i]n view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(7)." We believe that our request on behalf of Safeway is different from the *Disney* letter for at least five different reasons. Therefore, we respectfully request that the Staff concur in our view that Safeway may exclude the Proposal. *See* Division of Corporation Finance Staff Legal Bulletin No. 14 (Shareholder Proposals) Q. B. 6 ("SLB No. 14") ("We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter.").

1. The Proposal has been substantially implemented and therefore may be excluded under Rule 14a-8(i)(10).

One of the bases for exclusion set forth in our previous letter, but not advanced in *Disney*, is that Safeway has substantially implemented the Proposal and therefore may exclude the Proposal under Rule 14a-8(i)(10). The premise for exclusion under Rule 14a-8(i)(10) is that the Proposal essentially requests that Safeway select an accounting firm that is independent to audit its financial statements. Through its compliance with the New York Stock Exchange ("NYSE") auditor independence rules and the Commission's recently adopted rules regarding auditor independence under Regulation S-X and Schedule 14A as well as the auditor's compliance with Independence Standards Board Standard No. 1 ("ISB No. 1"), Safeway has selected auditors that are independent within the meaning of all applicable laws and regulations. Therefore, it is our opinion that the Proposal, which in essence requests that Safeway appoint an independent auditor, has been substantially implemented.

The Staff has permitted companies to exclude proposals under Rule 14a-8(i)(10) and its predecessors if the proposal requests an action that the company has substantially implemented. Release No. 34-20091 (August 16, 1983). To avail itself of Rule 14a-8(i)(10), a company need not have implemented a stockholder proposal word-for-word. In adopting the predecessor to Rule 14a-8(i)(10), the Commission commented: "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." *Id.*

The Staff has taken the approach outlined in the 1983 Release on a number of occasions. *See E.I. du Pont de Nemours and Company* (avail. Feb. 14, 1995) (allowing exclusion of proposal that the company provide information regarding the impact of certain environmental regulations in its annual report because the company had substantially implemented the proposal by including such information in various other reports put out by the company); *UST, Inc.* (avail. Feb. 8, 1995) (allowing exclusion of proposal requesting a report to the shareholders and the public on whether nicotine was a substance controlled by the company where company had participated in public hearings and made public statements denying such control); and *Occidental Petroleum Corporation* (avail. Jan. 24, 1995) (allowing exclusion of proposal requesting the company to implement policies to protect the environment where the company already had in place and was implementing its Vision Statement and Policy on Health, Safety and Environment). If companies were strictly required to implement each word of a proposal, the intention of permitting the exclusion of "substantially implemented" proposals would be thwarted. According to the Staff, "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). As these no-action letters demonstrate, even though a company may not have taken every action required by a particular proposal, the proposal may be excluded under Rule 14a-8(i)(10) if the company essentially has done what the proposal seeks to accomplish.

Since the Proposal seeks to require that Safeway select an auditor that is independent, the Proposal can be excluded under rule 14a-8(i)(10). In *Disney*, the Staff concluded that the proposal could not be excluded under Rule 14a-8(i)(7) because it addresses a significant policy issue: auditor independence. In our view, the reason why the Staff ruled that the proposal in *Disney* is not excludable under Rule 14a-8(i)(7) provides the basis for excluding the Proposal under Rule 14a-8(i)(10).

In its letter to the Staff in connection with *Disney*, the Proponent argued that "the Company has confused the ordinary business of 'selecting' auditors . . . with the broad policy sought in the proposal to ensure that whoever the Company selects to be its independent accountant is truly 'independent' by removing the potential for conflicts of interest that is created if the accountant renders 'other' services to the Company in addition to its audit services. . . . All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services to the Company." To support its position under Rule 14a-8(i)(7), the Proponent acknowledges that the "broad policy" of the Proposal, and what the Proposal seeks to accomplish, is auditor independence. The Proponent made precisely the point that we believe permits excluding the Proposal under Rule 14a-8(i)(10): by the auditor complying with ISB No. 1 and by Safeway complying with applicable securities laws and regulations and NYSE rules, Safeway has substantially implemented the policy of the Proposal. Therefore, Safeway respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(10).

2. Safeway's specific arguments related to Rule 14a-8(i)(7) are different from those made by Disney in a number of material respects and justify a Staff determination that is contrary to that reached in *Disney*.

In the event the Staff concludes that the Proposal is attempting to accomplish something more than the auditor independence that has been substantially implemented, the Proposal can still be excluded under Rule 14a-8(i)(7) because it addresses "tasks so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and it seeks to "micro-manage" a company "by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

Even assuming arguendo that the issues related to auditor independence generally have been the subject of widespread public debate, the Staff has consistently recognized that, even in that situation, an entire proposal may be omitted under Rule 14a-8(i)(7) if a portion of the proposal relates to ordinary business.[1] In *Wal-Mart Stores* (avail. Mar. 15, 1999), the proposal related to Wal-mart's business activities with suppliers using forced labor, child labor or who fail to comply with certain laws may be omitted because one of the five parts of the proposal related to ordinary business operations. The Staff stated: "[W]e note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 [of 5] . . . relates to ordinary business. Accordingly, insofar as it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7), we will not recommend enforcement action . . . if Wal-Mart omits the proposal . . . in reliance on Rule 14a-8(i)(7)." *See also Warnaco Group, Inc.* (avail. Mar. 12, 1999) (even though the proposal addressed matters outside the scope of ordinary business, where a portion of a proposal related to the negotiation and termination of existing supplier agreements, the entire proposal was held to be excludable under Rule 14a-8(i)(7)); and *Chrysler Corporation* (avail. Feb. 18, 1998) ("The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(c)(7), we will not recommend enforcement action ... if the Company omits the entire proposal . . . .").

During the course of the year, Safeway consults on a regular basis with its independent auditors concerning the accounting for various transactions. Application of GAAP frequently requires judgment and is not a black and white exercise. By consulting with the same

---

[1] In a recent article, *Barrons* states that Chairman Harvey L. Pitt has asserted that the issue of accounting firms taking consulting and advisory fees from the companies they audit is "overblown." Jim McTague, *Fixable Flaws*, Barrons, Jan. 7, 2002 at 16.

independent accounting firm that will audit the financial statements at the time Safeway is planning for, negotiating and executing a transaction, Safeway gains assurance that it is applying the proper accounting treatment under GAAP when the transaction occurs. During the course of the year-end audit, Safeway might find out that a transaction entered into many months' prior was unfavorable because a different accounting treatment should have been applied.[2] The Proposal would regulate what accounting firm Safeway may or may not consult with on these day-to-day matters.[3] Because the Proposal addresses tasks that are fundamental to management's ability to run the company on a day-to-day basis and attempts to micro-manage how Safeway management makes decisions on a multitude of matters, it involves ordinary business matters.

The Staff itself has recognized the desirability of involving a company's auditor when analyzing accounting, financial reporting and auditing questions, "especially those involving unusual, complex, or innovative transactions for which no clear authoritative guidance exists." *Guidance for Consulting with the Office of the Chief Accountant* (Dec. 21, 2001). The Staff "encourages" issuers to consult with the Office of the Chief Accountant when addressing matters of this type, and seeks the conclusion of the company's auditor and, if available, the auditor's national office. *Id.* If the Proposal is adopted, these consultations would be prohibited, which runs counter to the most significant policy issue in this area – the fair and accurate reporting on a company's financial condition and results.

The topic of the Proposal was the subject of extensive public comment in connection with the Commission's rulemaking process that resulted in the adoption of the auditor independence and related rules in November 2000. Proponent might argue that the fact that this debate occurred supports the conclusion that the Proposal may not be omitted under Rule 14a-8(i)(7). In fact, we believe that it proves just the opposite. The Staff has permitted exclusion under the ordinary business exclusion of a proposal that addresses a topic on which the Commission has promulgated a rule, but which seeks to require a company to do something more than the rule requires. For example, when a proposal seeks to require a company to make a financial disclosure that goes beyond the financial statement disclosures which are required by

---

[2] For example, Safeway might enter into a lease that it believes would be accounted for as a capital lease, only to find later that the auditor believes it should have been treated as an operating lease. The whole structure of the transaction, including the economics and tax treatment, might have been different had the auditor been given an opportunity to review the transaction before it was executed.

[3] Other day-to-day matters include (1) providing consents to file audited financial statements under registration statements, (2) comfort letters provided to underwriters and placement agents in connection with public and private offerings of securities, (3) attendance at shareholder meetings, (4) issuing letters related to debt compliance that are required under Safeway's debt agreements, (5) reporting on compliance under various agreements, such as percentage rent reports, executed by its independent auditors, that Safeway is required to furnish landlords and (6) responding to staff comments. Some of these matters are described in more detail in Section 5 below.

the rules of the Commission or stock exchange, the Staff has permitted the company to exclude the proposal under Rule 14a-8(i)(7). In *Santa Fe Southern Pacific Corporation* (Jan. 30, 1986), the Staff allowed the exclusion of a proposal requiring the preparation and disclosure of certain financial statements to which the company objected. The Staff stated that, "[t]here appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy materials under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the determination to make financial disclosure not required by law)." *See Arizona Public Service Company* (avail. Feb. 22, 1985) (in allowing exclusion under Rule 14a-8(c)(7) of a proposal because it "appears to deal, in part, with a matter relating to the conduct of the Company's ordinary business operations (i.e., the voluntary disclosure of the Company's operating expenses for advertising, research and development and outside professional and consultative services.)").

It is not unusual for Commission rulemaking to spark heated public debate. A company's decision to provide more disclosure on a topic than is required by a specific Commission rule is within the ordinary business judgment of the company and its management, and not the shareholders. Once the Commission has considered the positions on both sides of an issue and made its rulemaking determination, a shareholder end run attempt, through the Rule 14a-8 process, to require the company to make disclosure which the Commission did not to require should fail under Rule 14a-8(i)(7). *See SONICblue Incorporated* (avail. Mar. 23, 2001), which was not cited by Disney, in which the Staff agreed that a proposal to mandate the annual selection of an independent auditor may be omitted under Rule 14a-8(i)(7) despite the proponent's argument that the proposal should not be omitted because the Commission had recently reviewed its auditor independence requirements. Safeway's decision to limit the services of its auditor to an extent greater than that required by Commission rule is within the ordinary business judgment of Safeway and its management, and not within the purview of a shareholder proposal.

The Commission in its recently concluded rulemaking process addressed explicitly and comprehensively the issues raised by the Proposal. In the adopting release for the auditor independence rules, Release No. 33-7919 (the "2000 Adopting Release"), the Commission "determined not to adopt a total ban on non-audit services, despite the recommendations of some, and instead to identify certain non-audit services that, if provided to an audit client, render the auditor not independent of the audit client." *Id.* at note 23. The Commission noted that, "under the final rule, accountants will continue to be able to provide a wide variety of non-audit services to their audit clients." *Id.* at note 25. Thus, the Commission made a determination not to adopt a rule that would require what the Proposal seeks. It is within the ordinary business operations of a company, acting through its board of directors under applicable state law, to determine whether it will voluntarily go beyond what the Commission concluded was appropriate in the area of auditor independence. *See* 2000 Adopting Release at notes 170-173. Therefore, Safeway respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(7).

3. The determination of auditor independence and selection of auditors is a matter that, under state law, is not a proper subject for shareholder action under Rule 14a-8(i)(1).

The auditor independence rules adopted by the Commission and the NYSE support the conclusion that issue of auditor independence is not one for a shareholder proposal, and therefore is excludable under Rule 14a-8(i)(1). This basis for omission was not raised by *Disney*. Under the 2000 Adopting Release, the Commission stated that the determination as to whether an auditor is independent is to made in the first instance to the auditor itself, through compliance with ISB No. 1, and then by the audit committee of the board of directors. *See* Item 9 to Schedule 14A. Similarly, the NYSE rules require the audit committee, and not the shareholders, to oversee auditor independence and to address those issues in its charter. *See* NYSE Policy 303.01. The NYSE rules expressly acknowledge that the board and audit committee's actions in this regard are taken "as representatives of the [share]holders." Thus, neither the Commission nor the NYSE has adopted rules which give the shareholders the right to make any such determination, and specifically leave those decisions to the company, its board of directors and the company's outside auditor, not the shareholders. *See* 2000 Adopting Release at notes 170-173. Therefore, Safeway respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(1).

4. Adoption of the Proposal would cause Safeway to violate applicable securities laws and therefore Safeway may exclude the Proposal under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) provides that a registrant may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." This basis for omission was not raised by *Disney*. The Proposal would prohibit Safeway from retaining the accounting firm that audits its financial statements to perform any non-audit service. Safeway needs the auditor to provide non-audit services in order to comply with applicable securities law. Thus, if the Proposal were to be adopted, Safeway would not be able to comply with the Proposal and applicable law. Rule 14a-8(i)(2) recognizes that a registrant should not be put in this untenable situation and therefore permits exclusion of a proposal that would cause a company to violate applicable law.

Deloitte & Touche performs non-audit services for Safeway during the course of the year, many of which are related to its audit services under the Commission's rules. Many of these services enable Safeway to fulfill its obligations under both Commission and NYSE regulations.

(1) Consents. In all registration statements filed under the Securities Act of 1933, as amended, which include or incorporate by reference the audited financial statements, Safeway is required to include the consent of the auditor to the inclusion of its audit report in the filing. The registration statement itself requires certain disclosures concerning the auditor, which the auditor reviews prior to releasing its consent. The auditor also is required to review the entire

registration statement or filing prior to releasing its consent to assure that the consent included in the filing is not misquoted and that the financial statements to which the auditor is consenting match those that have been audited. In some cases, these consents are given months, or even years, after the audit has been performed. These services are not audit services. If Safeway is prohibited from engaging its auditor to perform these services, then it effectively would be prohibited from filing these reports and registration statements.

(2) Responding to Staff comments. Pursuant to a review of Safeway's filings, the Staff issues accounting comments with respect to the financial statements included (or incorporated by reference) in registration statements and periodic reports. Sometimes those comments are addressed directly to the auditor; for example, in matters related to auditor's independence. Without auditor assistance, it would be practically impossible for Safeway to respond to those comments, and thus make it difficult, if not impossible, to comply with its disclosure obligations. It is not possible to answer every comment that might arise concerning the audited financial statements without the input of the auditor, particularly where the Staff comment or discussion with the Staff requests the views of the auditor. The Proposal would tie Safeway's hands in its ability to use the auditor for this non-audit service, and thus would prevent it from complying with its disclosure obligations under applicable law.

(3) Item 304 of Regulation S-K ("Changes in and Disagreements With Accountants on Accounting and Financial Disclosure"). Pursuant to Item 304 of Regulation S-K, a company is required to give its accountant an opportunity to review and respond to disclosures. The Proposal, if adopted, calls into question what actions Safeway would be permitted to call upon its auditors to take, and could be read to prohibit Safeway from paying the auditor for actions under Item 304 if those actions were deemed to be non-audit services.

(4) Pre-Clearance with Office of Chief Accountant. In the event Safeway were to seek pre-clearance with the Staff on accounting issues, Safeway will need the input of its independent auditors. The Staff has "long encouraged companies and their auditors to consult with the Office of the Chief Accountant on accounting, financial reporting and auditing questions." *Guidance for Consulting with the Office of the Chief Accountant* (Dec. 21, 2001). Included in the information that the Staff requests in connection with pre-clearance inquiries is the "conclusion of the auditor and whether the submission and the proposed accounting have been discussed with the auditor's national office or other technical resource . . . ." *Id.* The Proposal, if adopted, would restrict Safeway's ability to avail itself of the pre-clearance procedure that the Staff encourages.

(5) Shareholders' Meetings. Under Item 9 of Schedule 14A, Safeway is required to disclose whether or not a representative of the principal accountant is expected to be present at a shareholders' meeting, have an opportunity to make a statement if it desires to do so and respond to appropriate questions. Although an auditor might attend the meeting and answer appropriate questions on its own, if the Proposal is adopted, Safeway would not be able to retain the auditor to attend the meeting and be available to make a statement and answer questions.

For the foregoing reasons, Safeway respectfully requests that the Staff confirm that it will not take any enforcement action if Safeway excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(2).

5. The Proposal conflicts with Safeway's proposal on ratification of its auditors and therefore may be excluded under Rule 14a-8(i)(9).

At the 2002 Annual Meeting, Safeway intends to propose to the stockholders for ratification its selection of Deloitte as its auditors. This proposal would conflict with the Proposal. If the shareholders ratify the appointment of Deloitte and adopt the Proposal, they would have adopted inconsistent proposals since Deloitte has been retained to perform non-audit services. This is the type of inconsistency that Rule 14a-8(i)(9) was designed to avoid, and therefore the Proposal may be excluded under Rule 14a-8(i)(9). This basis for omission was not raised in *Disney*.

We note that the Proposal's reference to "in the future" could be read to refer to years following 2002. Even if the Proposal is deemed to take effect in the future, the Proposal will always conflict with a proposal to ratify Safeway's selection of the auditors, a practice that Safeway has followed since its initial public offering over 10 years ago.

We do not believe it would be appropriate for the Staff to permit a revision to the Proposal to clarify that it is intended to take effect in 2003. First, under SLB No. 14, Q. E. 5, this would not appear to be one of the revisions typically allowed by the Staff. The only revision noted under Rule 14a-8(i)(9) is a cross-reference to Rule 14a-8(i)(8), which is a revision that relates to the election of directors. Further, such a modification would be inconsistent with the Staff's no-action positions in similar situations where the proposal was in direct conflict with the company's choice of auditor. In *B.F. Saul* (avail. Nov. 24, 1981), the Staff allowed the exclusion of proposal to select a public accounting firm that was fully independent of the Saul family where it would call for the election of a different accounting firm than that being proposed by the trust. The Staff did not permit modification of the proposal to deal with a future selection. In *General Electric Company* (avail. Dec. 28, 1995), the proposal specifically requested that the company "replace KPMG Peat Marwick LLP with another auditing firm in 1996." The proponent sought to have the proposal included in the company's 1996 proxy materials, materials in which the company intended to put KPMG forward to the stockholders as its choice of auditor. Rather than requesting the proponent to modify the proposal to apply to 1997 and beyond and remove the immediate conflict, the Staff concurred in the company's opinion that the proposal could be excluded in its entirety. Therefore, Safeway respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(9).

Conclusion

For the foregoing reasons and the reasons stated in our December 26, 2001 letter, we respectfully request that the Staff not recommend to the Commission any enforcement action should the Company omit the Proposal from its Proxy Materials. If the Staff disagrees with our conclusions that the Proposal may be omitted from the Proxy Materials or requires additional information in support of our conclusions, we would appreciate the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call John Huber at (202) 637-2242, or the undersigned at (415) 395-8137. Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter.

Very truly yours,

Scott R. Haber / [signature]

Scott R. Haber
of LATHAM & WATKINS

Enclosures

cc: Meredith S. Parry, Safeway Inc.
United Association's S&P 500 Index Fund

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

RECEIVED JAN 29 2002 354 SEC MAIL PROCESSING SECTION WASH. D.C.

January 28, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Response to Safeway Inc.'s Letter for Omission of Stockholder Proposal

Ladies and Gentlemen:

On behalf of the United Association S&P 500 Index Fund (hereinafter "the Fund"), we are responding to the December 26, 2001, letter from counsel for Safeway, Inc. ("Safeway") seeking a no-action letter from the SEC regarding its intention to omit the Fund's shareholder proposal calling upon Safeway to "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services."

The Company seeks to omit the proposal pursuant to Rule 14a-8(i)(7) claiming that it relates to the ordinary business operations of Safeway, pursuant to Rule 14a-8(i)(1) claiming that it concerns a matter that is not proper for stockholder Action under Delaware Law, pursuant to Rule 14a-8(i)(9) claiming that it conflicts with Safeway's proposal seeking shareholder ratification of the "independent" auditors, and pursuant to Rule 14a-8(i)(10) claiming that Safeway has already implemented this proposal.

Recently, your Office issued a ruling on a similar proposal submitted to the Walt Disney Company, which Disney sought to exclude from its proxy materials based upon its interpretation of Rule 14a-8(i)(7). By letter dated December 18, 2001, from the Division of Corporation Finance, Disney's reliance on that rule was rejected:

> In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The Walt Disney Company, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 849 at *1 (Dec. 18, 2001).

For reasons similar to those expressed in response to Disney's request for a No-Action letter, the Fund believes that Safeway's request likewise should be denied. Regarding Safeway's interpretation of both Rule 14a-8(i)(7) and Rule 14a-8(i)(1), the Fund respectfully submits that Safeway has confused the ordinary business of "choosing" auditors (see the numerous rulings cited by Safeway on pages 2-6 of its counsel's letter) with the broad policy sought in the proposal to ensure that whoever Safeway selects to be its independent accountant is truly "independent" by removing the potential for conflicts of interest that is created if the accountant renders "other" services to Safeway in addition to its audit service.

To put it plainly, the Fund's proposal does not seek, nor does it care, who Safeway selects to be its independent accountant. All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services to Safeway.

There can be no doubt that this is a serious, widespread issue of enormous concern to shareholders. The new disclosure rules that the SEC put in effect in 2001 have generated such startling revelations as:

--AOL Time Warner paying its "independent" accountants $7.9 million for audit work and $51.1 million for other work;

--AT&T paying its "independent" accountants $7.9 million for audit work and $48.3 million for other work;

--Eli Lily paying its "independent" accountants $3.2 million for audit work and $28.9 million for other work;

--Exxon Mobil paying its "independent" accountants $18.3 million for audit work and $65.3 million for other work;

--Ford paying its "independent" accountants $18 million for audit work and $70 million for other work;

--General Electric paying its "independent" accountants $18 million for audit work and $79.7 million for other work;

--J.P. Morgan Chase paying its "independent" accountants $21.3 million for audit work and $84.2 million for other work;

--Sprint paying its "independent" accountants $2.5 million for audit work and $55.4 million for other work.

--Veritas paying its "independent" accountants $800,000 for audit work and $17.7 million for other work.

The Company argues on page 4-5 of its counsel's letter that it uses its "independent" accountant to perform other work because it creates efficiencies for the company to use a firm familiar with its industry.

The Fund submits that this same type of arguments could have been used in the various audit scandals that have occurred in recent years that spurred the SEC to require the disclosure of payments to accountants. For example: Arthur Andersen agreed to pay Sunbeam investors $110 million to settle a lawsuit alleging the audit firm had fraudulently misrepresented the company's earnings performance in the late 1990s (IRRC Corporate Governance Highlights, May 11, 2001, page 3); PriceWaterhouseCoopers agreed to pay

$55 million to settle a class action lawsuit alleging it defrauded Microstrategy investors by approving financial reports that inflated the company's earnings and revenues (id.); Ernst & Young paid $335 million to settle charges that it certified financial statements that fraudulently inflated earnings for Cendant (id.); and Arthur Andersen and individual partners were fined more than $7 million by the SEC for allegedly filing false and misleading audit reports at Waste Management (Chicago Tribune, June 20, 2001, page 1, Section 3).

Moreover, while it is too early to make conclusions until all the facts are revealed, the recent meltdown of Enron Corporation at least signals the potentially severe consequences that can result if auditor independence is compromised.

The Company's letter states on page 3 that it believes "[t]he Staff has consistently taken the position that the selection of a company's auditors is a matter relating to the company's ordinary business operations, particularly where, as is the case with the Proposal, the stockholders are attempting to dictate the criteria or qualifications that the board of directors must use to select the company's auditors."

The Fund respectfully, but fervently, disagrees with Safeway on this vital point. The Fund does not believe that the Commission's rules are intended to exclude shareholders from participating in the maintenance of auditor independence by preventing them from filing precatory proposals to remove conflicts of interest and to ensure true independence for auditors. The Fund does believe that a prime purpose of the Commission's disclosure rules on payments to accountants was to provide information to shareholders on this critical subject so that shareholders could react in a responsible and meaningful way to the disclosures.

The Commission recently recognized the need for auditor independence in promulgating its Final Rule: Revision of the Commission's Auditor Independence Requirements, (File No. S7-13-00; Release 33-7919). This document identifies that "there is growing concern on the part of the Commission and users of financial statements about the effects on independence when auditors provide both audit and non-audit services to their audit clients. . . .[I]ncreases in the absolute and relative size of the fees charged for non-audit services have exacerbated these concerns. . . . [T]he rapid rise in the growth of non-audit services has increased the economic incentives for the auditor to preserve a relationship with the audit client, thereby increasing the risk that the auditor will be less inclined to be objective." The report goes on to detail and document various other adverse incentives that provision of non-audit services can create, and how these incentives can affect investor confidence in the independence of auditors.

Accordingly, the Commission expressed it belief "that disclosures that shed light on the independence of public companies' auditors assist investors in making investment and voting decisions."

The Fund submits that its proposal does precisely this.

If Safeway truly believes that a precatory shareholder vote on removing conflicts of interest for "independent" accountants will be an arbitrary limitation on the power of management and the Board to exercise business judgment—which on its face seems inconsistent with Safeway's admission on page 6 of its letter that it annually seeks shareholder ratification of its selection of independent auditors—the proper place to make that argument is in its response in its proxy statement to the proposal, not in a no-action letter.

Additionally, On pages 6-8 of its letter, Safeway claims that the Fund's proposal will conflict with the Company's intentions to seek shareholder ratification of Deloitte & Touche LLP as the Company's auditors and, therefore, the proposal may be excluded pursuant to Rule 14a-8(i)(9). First, the Fund respectfully disagrees with Safeway's interpretation of prior SEC rulings to mean that any precatory proposal that conflicts with a Board proposal must be excluded. Were this interpretation true, management could always prevent a precatory proposal from reaching the shareholders simply by issuing a conflicting proposal. The Fund respectfully submits that Safeway has taken an overly broad and unnecessary interpretation of SEC policy.

Second, the Fund disagrees that it's proposal directly conflicts with the Board's proposal, or that affirmative votes would lead to "inconsistent and ambiguous results." To the contrary, inclusion of the Fund's proposal would make a decision on the auditor ratification vote more informed. As explained previously, the Fund's proposal is entirely consistent with the SEC's policy regarding auditor independence and providing disclosure so that shareholders can make informed decisions in this important area. The shareholders should have the information necessary to determine whether Deloitte & Touche should be retained as auditors and, if so, whether they should continue to perform non-auditing services. There is nothing inconsistent or ambiguous with either result.

Finally, the Fund respectfully disagrees with Safeway's counsel that this proposal has already been implemented and, therefore, may be excluded pursuant to Rule 14a-8(i)(10). While Safeway may have taken some steps toward ensuring auditor independence, this does not mean they have done all that should be done. Moreover, Safeway's counsel has clearly stated on page 4 of its letter that Deloitte & Touche LLP "provides a number of non-audit services for the Company." Clearly, then, Safeway has not implemented <u>this</u> proposal.

Based upon the foregoing, the Fund respectfully requests that the Staff not grant Safeway the advice Safeway is seeking in its letter and that the Fund's proposal be included in Safeway's proxy materials for Safeway's 2002 annual meeting.

A copy of this letter is concurrently being forwarded to Safeway's counsel, Mr. Scott R. Haber.

Please contact the undersigned with any questions.

Very Truly Yours,

Russell C. Burk
Secretary
Financial Investors Trust

cc: Scott R. Haber

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated December 26, 2001

The proposal requests that the board of directors adopt a policy "that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services."

We are unable to concur with your view that Safeway can exclude the proposal under rule 14a-8(i)(1). Accordingly we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur with your view that Safeway can exclude the proposal under rule 14a-8(i)(2). Accordingly we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur with your view that Safeway can exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur with your view that Safeway can exclude the proposal under rule 14a-8(i)(9). Accordingly we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur with your view that Safeway can exclude the proposal under rule 14a-8(i)(10). Accordingly we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs
Special Counsel